     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 21, 1999

                                               SECURITIES ACT FILE NO. 333-39839
                                        INVESTMENT COMPANY ACT FILE NO. 811-6156
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 -------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                                AMENDMENT NO. 1
              MERRILL LYNCH HIGH INCOME MUNICIPAL BOND FUND, INC.
                                (Name of Issuer)
              MERRILL LYNCH HIGH INCOME MUNICIPAL BOND FUND, INC.
                      (Name of Person(s) Filing Statement)
                SHARES OF COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)
                                  589945 10 4
                     (CUSIP Number of Class of Securities)
                                 TERRY K. GLENN
              MERRILL LYNCH HIGH INCOME MUNICIPAL BOND FUND, INC.
                             800 SCUDDERS MILL ROAD
                          PLAINSBORO, NEW JERSEY 08536
                                 (609) 282-2800
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:

          THOMAS R. SMITH, JR., ESQ.                       WILLIAM E. ZITELLI, ESQ.
               BROWN & WOOD LLP                      MERRILL LYNCH ASSET MANAGEMENT, L.P.
            ONE WORLD TRADE CENTER                              P.O. BOX 9011
        NEW YORK, NEW YORK 10048-0557                  PRINCETON, NEW JERSEY 08543-9011

                                        JULY 20, 1999
                             (Date Tender Offer First Published,
                              Sent or Given to Security Holders)

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
                                                                  EXHIBIT (A)(3)

   [LOGO]

Dear Stockholder:

    As you requested, we are enclosing a copy of the Merrill Lynch High Income Municipal Bond Fund, Inc. (the "Fund") Offer to Purchase dated July 20, 1999 (the "Offer to Purchase") 4,000,000 issued and outstanding shares (the "Shares"). The Offer to Purchase is for cash at Net Asset Value ("NAV") per Share as of the expiration date of the Offer, less any Early Withdrawal Charge. Together with the Offer to Purchase we are sending you a Letter of Transmittal (the "Letter") for use by holders of record of Shares, which you should read carefully. Certain selected financial information with respect to the Fund is set forth in the Offer to Purchase.

    If, after reviewing the information set forth in the Offer to Purchase and Letter, you wish to tender Shares for purchase by the Fund, please either contact your Merrill Lynch Financial Consultant or other broker, dealer or nominee to effect the tender for you or, if you are the record owner of the Shares, you may follow the instructions contained in the Offer to Purchase and Letter.

    Neither the Fund nor its Board of Directors is making any recommendation to any holder of Shares as to whether to tender Shares. Each stockholder is urged to consult his or her broker or tax adviser before deciding whether to tender any Shares.

    The Fund's distribution rate for the period May 21, 1999 through June 17, 1999 based on the amounts actually distributed by the Fund, was 5.18% based on the June 17, 1999 NAV of $10.60 per share. For the quarter ended June 30, 1999, the Fund's highest NAV was $10.78 per share and its lowest NAV was $10.52 per share. The Fund's NAV on July 15, 1999 was $10.50 per share. The Fund publishes its NAV each week in BARRON'S. It appears in the "Investment Company Institute List" under the sub-heading "Closed-End Bond Funds" within the listings of mutual funds and closed-end funds.

    Requests for current NAV quotations or for additional copies of the Offer to Purchase, the Letter and any other tender offer documents may be directed to the Merrill Lynch Response Center at (800) 637-7455, ext. 4354.

    Should you have any other questions on the enclosed material, please do not hesitate to contact your Merrill Lynch Financial Consultant or other broker or dealer or call the Fund's Transfer Agent, Financial Data Services, Inc., at
(800) 637-3863. We appreciate your continued interest in Merrill Lynch High Income Municipal Bond Fund, Inc.

                                        Yours truly,

                                        MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                    INCORPORATED

    This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 of Merrill Lynch High Income Municipal Bond Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") 4,000,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on July 20, 1999 is made to replace erroneous information found in Exhibit (a)(3), the Letter to Shareholders, with the accurate information found in the attached Exhibit (a)(3).

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MERRILL LYNCH HIGH INCOME MUNICIPAL
                                                    BOND FUND, INC.

                                          By         /s/ TERRY K. GLENN
                                             ...................................

                                                      (Terry K. Glenn,
                                                         President)

July 21, 1999